Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	583,262
Commissions receivable		2,067,215
Other receivable		4,205
Equipment, net of depreciation		835
Total Assets	$	2,655,517
Liabilities and Shareholders' Equity		
Liabilities		
Commissions Payable	$	1,644,400
Accounts payable and accrued expenses		211,603
Federal tax liability		127,833
Accrued payroll and benefits		280,230
Total Liabilities		2,264,066
Shareholders' Equity		
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		5,500
Additional paid-in capital		319,607
Accumulated deficit		66,344
Total Shareholders' Equity		391,451
Total Liabilities and Shareholders' Equity	$	2,655,517

See accompanying notes to financial statements